February 4, 2009

Via EDGAR and Overnight Mail
Jeffrey Riedler, Esq.
Nandini Acharya, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Re:	Cellegy Pharmaceuticals, Inc. Registration Statement on Form S-4/A Filed January 12, 2009 File No. 333-155322

Dear Mr. Rielder and Ms. Acharya:

Cellegy Pharmaceuticals, Inc. (“Cellegy” or the “Company”) is submitting this letter in response to comments raised in the Staff’s letter to Cellegy dated January 27, 2009 (the “SEC Comment Letter”) regarding your review of Amendment No. 1 to the above-referenced registration statement on Form S-4/A filed by Cellegy on January 12, 2009 relating to its proposed merger transaction with Adamis Pharmaceuticals, Inc. (“Adamis”) and Cellegy’s annual meeting of stockholders.  In this letter, we have included each comment from the SEC Comment Letter in italics followed by our response.  We welcome any questions you may have about our responses.  Accompanying this letter is Amendment No. 2 to the registration statement (“Amendment No. 2”), which the Company filed with the Commission on the date of this letter, marked to show changes from the registration statement as originally filed.

Form S-4/A

Risk Factors

“Cellegy’s corporate compliance programs cannot guarantee that Cellegy is in compliance…” page 26

1.
We note your response to comment 25.  Please specifically identify the third party clinical regulatory organization upon which you rely to conduct your Phase 3 Savvy clinical trial.  Do you have an agreement with this party relating to the conduct of your Phase 3 clinical trial?  If you are substantially dependent on any agreement with this clinical regulatory organization, you should file the agreement as an exhibit.  If you have determined that you are not substantially dependent on an agreement with this party, please provide us with your analysis supporting your determination.

Response to Comment 1

As requested, the third party clinical regulatory organization, Health Decisions Inc. (“HDI”), has been identified on page 25 of Amendment No. 2.  The agreement relating to the conduct of the Phase 3 clinical trial is with National Institute of Child Health and Human Development (“NICHD”), which retained HDI to conduct the trial.  Cellegy’s agreement with NICHD is filed as an exhibit to Amendment No. 2.

The Merger, page 45

Background of the Merger, page 45

2.
Your disclosure states “Management contacted three companies and gave substantive review to three additional companies concerning their interest in discussions regarding a merger or sale of assets transaction.”  This statement may mean that you considered six potential transactions or three transactions in addition to the transaction with Adamis.  You have only described management’s consideration of the private company with business activities in the healthcare area, the private pharmaceutical company that expressed an interest in acquiring Cellegy’s women’s healthcare products and Adamis.  Please revise your discussion to clarify how many potential transactions you considered and explain why you opted to pursue the Adamis transaction, rather than each of the other alternative transactions.

Response to Comment 2

The disclosure on pages 45 and 46 of Amendment No. 2 has been revised to clarify that the three companies that Cellegy contacted were Adamis and the two companies in the healthcare and pharmaceutical industry with which Cellegy had the communications that are described on page 45 and 46, and that Cellegy reviewed information concerning three additional companies that were not in the healthcare or pharmaceutical industry, but did not contact those companies, as the board of directors believed that a transaction with a company in the healthcare or pharmaceutical industry was a better opportunity for Cellegy’s stockholders.  As the disclosure on pages 45 and 46 indicates, Cellegy did have discussions with two companies before Adamis: one of those companies decided not to continue discussions, and Cellegy decided not to continue discussions with the other company for the reasons discussed on page 46.  In light of the termination of those discussions, Cellegy then contacted Adamis.

Adamis’ Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 101

General, page 101

3.
Please refer to your response to comment 70 and your revised disclosures.  Please revise your disclosure to include the total costs incurred to date for the epi syringe product.  In addition, please disclose the estimated costs to complete the viral vaccine technology.

Response to Comment 3

Additional disclosure has been added on page 101 of Amendment No. 2 to indicate that the total costs incurred through September 30, 2008 for the epi syringe product is approximately $344,000.  Regarding the initial product candidate that is expected to result from the viral vaccine technology, which is an avian influenza product candidate, Amendment No. 2 includes additional disclosure on page 101 that Adamis estimates that the total cost of clinical development for the avian influenza vaccine product candidate will be in the range of approximately $20 - $25 million.

Critical Accounting Policies and Estimates, page 102

Revenue Recognition, page 103

4.
Please refer to your response to comment 71 and your revised disclosures.  Please explain to us why there was a beginning balance in the table for $158,000 since there was no allowance for sales returns as of March 31, 2007.

Response to Comment 4

The item on the table on page 103 of Amendment No. 1 and Amendment No. 2 entitled “Beginning Balance Sales Returns and Discounts,” which shows a beginning balance of $158,000, is the result of Adamis’ acquisition of Healthcare Ventures Group, which was subsequently renamed Adamis Labs, in April 2007.  Because the acquisition occurred in April 2007, no balance existed on Adamis’ balance sheet for the year ended March 31, 2007.  HVG/Adamis Labs had an existing balance of $158,000 at the time of the acquisition, and as a result the table shows that amount at the opening balance for purposes of the reconciliation.  The table on page 103 has been revised to clarify the above matters, showing a beginning balance of $0 and an acquired balance from the HVG acquisition on April 23, 2007, of $158,000.

Results of Operations, page 105

Fiscal Year Ended March 31, 2008, page 106

Intangible Impairment, page 106

5.
Please refer to your response to comment 73 and your revised disclosures.  Please revise all references to ‘goodwill impairment’ to ‘intangible impairment’ such as on pages 116, F-43 and F-57.  Please explain to us how the excess of purchase price over the net liabilities assumed represented the fair value of the purchased distribution network in accordance with SFAS 141.

Response to Comment 5

As requested, the references to goodwill impairment have been revised to intangible impairment in Amendment No. 2.

With respect to the allocation of the excess of purchase price over the net liabilities assumed in connection with Adamis’ acquisition of Healthcare Ventures Group (“HVG,” subsequently renamed Adamis Labs), paragraphs 39 and A14 of SFAS 141 provide that a company should look at the facts and circumstances of each business combination to determine whether a specific intangible asset meets the criteria for recognition apart from goodwill.  At the time of the HVG acquisition, Adamis thoroughly reviewed such facts and circumstances related to the net liabilities it acquired to determine the fair value of the acquired intangible asset.  Based on Adamis’ internal analysis, Adamis determined that the significant “value driver” for the HVG acquisition was what was believed to be an established distribution network that could be utilized further upon future development of products.

The generic pharmaceutical market is in sharp contrast to other industries where distributors have a much greater role in building customer loyalty and influencing end-users’ purchasing decisions.  This difference in market dynamics is demonstrated by the prevalence of lower marketing and promotional activities in the generic pharmaceutical industry.

The valuation of HVG used discounted cash flow (“DCF”) analysis) derivation of the income approach).  Adamis used a net present value of projected revenues analysis as its valuation method.  This approach capitalizes the anticipated income stream associated with the potential sales of products in development through HVG’s distribution network and relationships by developing either cash flow or income projections which are then discounted for risk and time value.  This appraisal, which was performed by an in-house valuator, was used to evaluate the purchase price of the acquisition, also considering that net liabilities were being assumed.  The final purchase price was less than the valuation appraisal.

Adamis did not consider the “value driver” to be goodwill, as Adamis did not purchase HVG based on HVG’s existing respiratory product line or brand name recognition, which can be demonstrated by the net liability position at the time of acquisition and decreasing trend in sales of the products.  As a result, Adamis did not consider any amount of the purchase price in excess of the fair value of the net liabilities purchased to be goodwill in accordance with SFAS 141.  Additionally, since Adamis did not have a distribution network prior to the acquisition of HVG, and since the acquired company did not have a broad portfolio of registered products, Adamis deemed the “value driver” of the acquisition to be the distribution network that could be used for future products.  As no amount of the purchase price allocation was considered goodwill, and that the appraisal was greater than the final purchase price, Adamis determined the entire intangible asset acquired to meet the criteria for recognition apart from goodwill.

Three Months Ended September 30, 2008 and 2007

6.
Since the increase in selling, general and administrative expenses is result of several factors, please quantify the amount of change due to each factor.  Please refer to FRC Section 501.04.  Also revise the explanation for the six months ended September 20, 2008 and 2007.

Response to Comment 6

The discussion of the three-month periods on page 107 of Amendment No. 2 has been revised as requested, and the discussion of the six-month periods has been revised as requested on page 108 of Amendment No. 2.

Liquidity and Capital Resources, page 107

Three Months Ended September 30, 2008 and 2007, page 108

7.
Please revise the heading to be the six months ended rather than the three months ended in September 30, 3008.  Please revise your disclosure to explain the increase in cash provided by investing activities.

Response to Comment 7

The revision has been made to the heading on page 108 of Amendment No. 2.  Additional disclosure has been added on page 109 of Amendment No. 2 to explain the increase in cash provided by investing activities.

Adamis Consolidated Financial Statements

Note 2: Acquisitions, page F-49

Acquisition of International Laboratories, page F-50

8.
Please refer to your response to comment 96 and your revised disclosures.  Please explain to us how the excess of purchase price over the fair value of the net assets acquired represented the fair value of the customer agreement in accordance with SFAS 141.

Response to Comment 8

In connection with the acquisition of International Laboratories, Inc. (“INL,”) Adamis acquired a customer relationship, in the form of an agreement between INL and a major national retailer, which was the only significant INL customer.  The valuation of INL used discounted cash flow (“DCF”) analysis (derivation of the income approach).  This approach capitalizes the anticipated income stream associated with the agreement by developing either cash flow or income projections for the life of the agreement which are then discounted for risk and time value.  This appraisal, which was performed in-house by Adamis, was used to evaluate the purchase price of the acquisition, also considering that financial net liabilities at current fair market value were being assumed.  The final purchase price was less than the valuation appraisal.

The agreement was the only perceived value of the acquisition to Adamis, and Adamis would not have pursued the acquisition if the agreement did not exist.  Adamis determined that the entire purchase price in excess of the net liabilities assumed (at fair market value) in accordance with SFAS 141, would be the customer agreement, which meets the criteria for recognition apart from goodwill in accordance with SFAS 141.  As the agreement had a remaining term of 2 1/2 years, the asset was not determined to have an indefinite life, and Adamis amortized the asset over the remaining term of the agreement.

Note 10:  License Agreement, page F-54

9.	Please refer to your response to comment 98 and your revised disclosures. Please explain the difference between the total milestone payments of $900,000 and the $1,150,000 disclosed on page 163.

Response to Comment 9

The disclosures on the two pages relate to two different agreements, which accounts for the differences in figures.  The disclosure on page 163 of Amendment No. 2 refers to amounts potentially payable by Cellegy under its agreement with Chemtura.  In contrast, the disclosure on page F-54 refers to amounts payable by Adamis under its license agreement with Nevagen.

Unaudited Financial Statements as of and for the Period Ending September 30, 2008

Note 1: Nature of Business and Summary of Significant Accounting Policies, page F-65

Research and Development, page F-68

10.
Please refer to your response to comment 94 and your revised disclosures.  Please explain to us how the amounts disclosed on page F-68 for the six months ended September 30, 2008 and 2007 tie to the amounts disclosed on page 107.  In addition, please disclose which line item on the balance sheet the non-refundable advanced payments for products to be used are recorded.

Response to Comment 10

We have revised the figures on page 107 of Amendment No. 2 in the “Research and Development Expenses” to conform the figures to the figures disclosed on page F-68.  The non-refundable advanced payments for products to be used are recorded in the line item on the balance sheet and titled “Prepaid Expenses and Other Assets.”

In connection with responding to your comments, the undersigned acknowledges that:

•	Cellegy is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Cellegy may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (215) 529-6084, or our attorney Kevin Kelso, at Weintraub Genshlea Chediak, at (916) 558-6110, if you have any questions regarding the above responses to your comments.

Sincerely,

/s/ Robert J. Caso
Robert J. Caso, Chief Financial Officer